UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under The Securities Exchange Act Of 1934

(Amendment No. 1)1

Immunicon Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45260A107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III Interfund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III General Partner L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III Offshore L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III Offshore Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS, BRITISH WEST INDIES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45260A107	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures III Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS, BRITISH WEST INDIES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,175,582
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,175,582

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1	(a)	Name of Issuer:

Immunicon Corp.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3401 Masons Mill Road Suite 100 Huntington Valley, PA 19006

Item 2	(a)	Name of Person Filing:

(1) TL Ventures III L.P.

(2) TL Ventures III Interfund L.P.

(3) TL Ventures III Management L.P.

(4) TL Ventures III Manager LLC

(5) TL Ventures III Offshore L.P.

(6) TL Ventures III Offshore Partners L.P.

(7) TL Ventures III Offshore Ltd.

(8) TL Ventures III General Partner L.P.

Item 2	(b)	Address of Principal Business Offices:

(1),(2),(3),(4),(8): 700 Building 435 Devon Park Drive Wayne, PA 19087-1990

(5)&(6): c/o Trident Trust Company (Cayman) Limited P.O. Box 847 One Capitol Place, 4th Floor Grand Cayman, Cayman Islands British West Indies

(7): c/o Maples & Calder PO Box 309GT, Ugland House South Church Street George Town, Grand Cayman Cayman Islands British West Indies

Item 2	(c)	Citizenship:

(1),(2),(3), (8): Delaware limited partnership (4): Delaware limited liability company

(5),(6),(7): Cayman Island company

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

45260A107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 2,175,582

	(b)	Percent of class: 7.8% (1)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,175,582

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 2,175,582

(iv) Shared power to dispose or to direct the disposition of: -0-

(1) Calculated on the basis of 27,774,961 shares of Common Stock outstanding on November 2, 2007, according to the Form 10-Q of the Issuer for the fiscal quarter ended September 30, 2007.

TL Ventures III L.P. (“TL III”), TL Ventures III Offshore L.P. (“TL III Offshore”) and TL Ventures III Interfund L.P. (“TL III Interfund”) are venture capital funds, which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL III is the record holder of 1,715,711 shares; TL III Offshore is the record holder of 378,461 shares; and TL III Interfund is the record holder of 45,410 shares. TL Ventures III Manager LLC is the sole general partner of TL Ventures III General Partner L.P., the sole general partner of TL Ventures III Management L.P., the sole general partner of TL III, and TL Ventures III Manager LLC is the sole general partner of TL Ventures III General Partner L.P., the sole general partner of TL III Interfund. As such, TL Ventures III Manager LLC has sole authority and responsibility for all investment, voting and disposition decisions for TL III and TL III Interfund, which powers, other than investments, are exercised through its three-member board of managers, by majority vote. Investment decisions require a majority vote of the members of TL Ventures III Manager LLC. TL Ventures III Offshore Ltd. is the sole general partner of TL Ventures Offshore Partners L.P., which is the sole general partner of TL III Offshore. As such, it has sole authority and responsibility for investment, voting and disposition decisions for TL III Offshore, which powers are exercised through its three-member board of directors, by majority vote.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

See “Exhibit A” attached hereto.

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	TL VENTURES III L.P.

	By:	TL Ventures III Management L.P., its general partner
	By:	TL Ventures III General Partner L.P., its general partner
	By:	TL Ventures III Manager LLC, its general partner

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES III OFFSHORE L.P.

	By:	TL Ventures III Offshore Partners L.P., its general partner
	By:	TL Ventures III Offshore Ltd., its general partner

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES III INTERFUND L.P.

	By:	TL Ventures III General Partner L.P., its general partner
	By:	TL Ventures III Manager LLC, its general partner

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES III MANAGER LLC

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES III OFFSHORE LTD.

By:	/s/ Janet L. Stott
Name:	Janet L. Stott
Title:	Controller

TL VENTURES III MANAGEMENT L.P.

By:	TL Ventures III General Partner L.P., its general partner
By:	TL Ventures III Manager LLC, its general partner

By:	/s/ Janet L. Stott
Name:	Janet L. Stott
Title:	Controller

TL VENTURES III OFFSHORE PARTNERS L.P.

By:	TL Ventures III Offshore Ltd., its general partner

By:	/s/ Janet L. Stott
Name:	Janet L. Stott
Title:	Controller

TL VENTURES III GENERAL PARTNER L.P.

By:	TL Ventures III Manager LLC, its general partner

By:	/s/ Janet L. Stott
Name:	Janet L. Stott
Title:	Controller

EXHIBIT A

TL Ventures III L.P., TL Ventures III Interfund L.P., TL Ventures III Management L.P., TL Ventures III Manager LLC, TL Ventures III Offshore L.P., TL Ventures III Offshore Partners L.P., TL Ventures III Offshore Ltd., and TL Ventures III General Partner L.P. are members of a group with respect to Immunicon Corp., for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934.